EXHIBIT 99.1

Quartz Announces Phase 4 Drill Results Including 164 Metres of 0.72 g/t AuEQ

(0.31 g/t Gold, 18 g/t Silver, 0.024 % Molybdenum and 0.04% Copper)

Results Successfully Expand the Prodigy Gold-Silver Discovery at the Maestro Project

And

Samples from Property-Wide Historical Drill Core Return Significant Gold Values

July 07, 2026 – Vancouver, British Columbia – Quartz Mountain Resources Ltd. (TSXV: QZM, OTCQX: QZMRF) ("Quartz" or the "Company") is pleased to announce assay results from the Phase 4 core drilling program at its 100%-owned Maestro Project in central British Columbia. The results continue to expand the open-ended Prodigy gold-silver discovery and confirm four related mineralization styles (near-surface epithermal gold-silver-molybdenum mineralization, high grade epithermal gold-silver veins, an underlying porphyry gold system and porphyry molybdenum (±copper) deposits. The potential of the Maestro Project is further enhanced by age dating of Prodigy’s gold-silver mineralization which compares to the age of the mineralizing event associated with BC’s new Blackwater Gold-Silver Mine located near Vanderhoof to the south (see Quartz News Release dated November 03, 2025).A

The Company's immediate priority is the continued delineation and expansion of the high-potential Prodigy near-surface epithermal gold-silver discovery. Building on the strong drill results and geological insights gained from Phases 1 through 4 drill programs, Phase 5 drilling is planned to mobilize in September 2026, as rigs become available. With a working capital position of $2.6 million and a British Columbia drill permit already in hand covering 37 additional drill sites, Quartz is well positioned to continue unlocking the important potential of the new Prodigy gold-silver discovery.

The Phase 4 program comprised eight drill holes (26-14 through 26-21) totaling 4,366 metres. Five scout holes tested targets up to 500 metres east of the Prodigy discovery, while three scout holes were drilled up to 300 metres west. Combined drilling completed at the Prodigy discovery during Phases 1 through 4 now totals 12,951 metres across 21 drill holes (see Figure 1, Figure 2 and Table 4).

Phase 4 drill program highlights include:

•	Multiple new intercepts of near surface epithermal gold-silver mineralization including:
➢	306.6 m grading 0.23 g/t Au, 12 g/t Ag, 0.020% Mo and 0.03% Cu: 0.54 g/t AuEQ* (26-14)
➢	163.9 m grading 0.31 g/t Au, 18 g/t Ag, 0.024% Mo and 0.04% Cu: 0.72 g/t AuEQ (26-14)
➢	59.0 m grading 0.31 g/t Au, 5 g/t Ag, 0.014% Mo and 0.03% Cu: 0.50 g/t AuEQ (26-19)
*	For AuEQ and footnotes to Tables see notes below Table 3.

•

Expansion of the northwest-trending Prodigy epithermal gold-silver system to a mineralized volume measuring approximately 600 metres long, 100 to 200 metres wide, and up to 500 metres deep (see Figures 1 and 2).

•	Multiple new intercepts of higher grade gold-silver veins including:
➢	2.4 m grading 5.09 g/t Au, 46 g/t Ag, 0.029% Mo and 0.02% Cu: 5.86 g/t AuEQ (26-14)
➢	3.0 m grading 2.17 g/t Au, 246 g/t Ag, 0.003% Mo and 0.00% Cu: 5.20 g/t AuEQ (26-17)
➢	1.3 m grading 7.26 g/t Au, 145 g/t Ag, 0.054% Mo and 0.60% Cu: 10.21 g/t AuEQ (26-21)

•	Multiple broad intervals of porphyry molybdenum (± copper) mineralization east of Prodigy, supporting the emergence of a second large molybdenum deposit on the Maestro Property:
➢	151.0 m grading 0.026 % Mo and 0.04% Cu (26-15)
➢	396.0 m grading 0.017 % Mo and 0.03% Cu (26-16)
➢	97.0 m grading 0.021 Mo and 0.03% Cu (26-17)

Figure 1

Plan Map of Prodigy Drill Hole Locations*

*See Quartz Mountain Resources website (https://www.quartzmountainresources.com/) and news releases dated April 9, 2024, June 24, 2025 and November 3, 2025, for drill hole assay results released.

Bob Dickinson, Chairman of Quartz, stated:

"Phase 4 drilling continued to reveal the promising precious metal potential of the Maestro Project. We have significantly expanded the Prodigy gold-silver system while continuing to identify additional epithermal and porphyry-style mineralization across the property. The geological relationships we are observing are highly encouraging and compare favourably with several important mineral districts in British Columbia. We believe Prodigy represents only part of an important mineralizing system, and we are keen to advance Phase 5 drilling to continue unlocking the exciting potential of the Maestro Project."

Figure 2

Cross Section X-Y Along Prodigy Northwest Trend

Looking North

Table 1

Phase 4 Epithermal Gold-Silver Intercepts

Drill Hole No.	Incl.	From (m)	To (m)	Int [1,2,3] (m)	AuEQ[4] (g/t)	Au (g/t)	Ag (g/t)	Mo (%)	Cu (%)
26-14		73.0	379.6	306.6	0.54	0.23	12	0.020	0.03
	incl.	99.2	263.1	163.9	0.72	0.31	18	0.024	0.04
	and	99.2	207.0	107.8	0.76	0.33	16	0.029	0.03
	and	217.4	263.1	45.7	0.78	0.33	25	0.015	0.05
	and	217.4	254.6	37.2	0.89	0.38	29	0.016	0.05
	incl.	308.0	332.1	24.1	0.51	0.24	11	0.014	0.03
		426.6	429.0	2.4	5.86	5.09	46	0.029	0.02
26-19		277.0	336.0	59.0	0.50	0.31	5	0.014	0.03
		442.0	460.0	18.0	0.72	0.19	25	0.015	0.10
		454.6	581.0	126.4	0.35	0.08	6	0.021	0.04
	incl.	499.4	529.0	29.6	0.60	0.20	17	0.014	0.08
26-20		234.5	649.0	414.5	0.32	0.15	3	0.018	0.02
	incl.	258.0	367.0	109.0	0.36	0.22	3	0.012	0.02
	and	258.0	327.0	69.0	0.45	0.29	5	0.011	0.02
	and	258.0	268.0	10.0	0.97	0.68	11	0.018	0.04
	incl.	492.0	501.0	9.0	0.96	0.41	10	0.067	0.02
		611.0	611.9	0.9	14.62	12.55	164	0.000	0.05

Table 2

Phase 4 Gold-Silver Vein Intercepts

Drill Hole No.	From (m)	To (m)	Int [1,2,3] (m)	AuEQ[4] (g/t)	Au (g/t)	Ag (g/t)	Mo (%)	Cu (%)
26-14	426.6	429.0	2.4	5.86	5.09	46	0.029	0.02
26-17	453.0	456.0	3.0	5.20	2.17	246	0.003	0.00
26-18	52.0	54.0	2.0	5.71	0.30	347	0.021	0.73
26-19	499.4	501.4	2.0	4.09	0.39	204	0.002	0.83
26-20	611.0	611.9	0.9	14.62	12.55	164	0.000	0.05
26-21	28.0	29.3	1.3	10.21	7.26	145	0.054	0.60

While Phase 4 drilling was not specifically designed to target deeper porphyry gold mineralization, several holes intersected broad zones of porphyry molybdenum (± copper) mineralization east of the Prodigy discovery. These results combined with nearby historical drill hole results support the emergence of a potentially significant molybdenum system adjacent to Prodigy that may be comparable in scale to the Company's Lone Pine molybdenum deposit, located approximately one kilometre to the south. The Lone Pine deposit contains Measured and Indicated Resources of 110 MT grading 0.083% Mo at a 0.04% Mo cut-off as described in NI-43-101 Technical Report, effective January 21, 2011, by P&E Mining Consultants Inc. for Bard Ventures Ltd.B

Table 3

Phase 4 Porphyry Molybdenum Intercepts

Drill Hole No.	Incl.	From (m)	To (m)	Int [1,2,3] (m)	Au (g/t)	Ag (g/t)	Mo (%)	Cu (%)
26-15		81.0	232.0	151.0	0.01	2	0.026	0.04
26-16		51.0	447.0	396.0	0.00	1	0.017	0.03
26-17		101.0	255.0	154.0	0.01	1	0.018	0.02
	incl.	101.0	198.0	97.0	0.01	1	0.021	0.03
26-18		58.0	345.0	287.0	0.00	1	0.017	0.02
	incl.	144.0	189.0	45.0	0.00	0	0.029	0.02
26-21		36.0	540.0	504.0	0.01	2	0.030	0.06

Footnotes to Tables 1, 2, and 3.

1) Width reported are drill widths, such that true thicknesses are unknown.

2) All assay intervals represent length-weighted averages.

3) Some figures may not sum exactly due to rounding.

4) Gold equivalent (AuEQ) calculations use metal prices of: Au US$1,800.00/oz, Ag US$22.00/oz, Mo US$17.00/lb and Cu US$4.00/lb. and conceptual recoveries of: Au 80%, Ag 80%, Mo 75%, and Cu 75%. Conversion of metals to an equivalent gold grade based on these metal prices is relative to the gold price per unit mass factored by conceptual recoveries for those metals normalized to the conceptualized gold recovery. The metal equivalencies for each metal are added to the gold grade. The general formula is: AuEQ g/t NMV = (Au g/t) + ((Ag recovery / Au recovery) * (Ag $ per oz. / Au $ per oz. * Ag g/t)) + ((Mo recovery / Au recovery) * (Mo % * Mo $ per lb. * 22.0462) / (Au $ per oz. / 31.10348)) + ((Cu recovery / Au recovery) * (Cu % * Cu $ per lb. * 22.0462) / (Au $ per oz. / 31.10348)).

Historical Drill Pulp Gold Analysis Confirms Significant Additional Precious Metal Potential at Maestro Property

In addition to completion of the Phase 4 drill program, the Company has also completed a program of analyzing for gold in most historical drill pulps completed by previous operators between 2008 and 2012. This gold-only re-assay program identified multiple previously unrecognized gold-bearing drill core intersections across the Maestro Property, highlighting the potential for gold mineralization beyond the existing Prodigy discovery. Historical exploration focused primarily on delineating the Lone Pine molybdenum deposit, with most drill holes never analyzed for gold. Following Quartz’s discovery of the Prodigy epithermal gold-silver system, the Company initiated a systematic review of historical drilling and archived samples using modern high-sensitivity gold assaying.

Notably, historical drilling at the 61 Zone, located approximately 500 meters southeast of Prodigy and 400 metres northeast of the Lone Pine molybdenum deposit, returned anomalous to high-grade gold values. Results include a shallow (approximately 100 m below the surface) vein grading 10.3 g/t gold over 0.9 metres confirming a robust gold-bearing structure within a largely underexplored corridor situated between two major mineralized centers, Prodigy Au-Ag and Lone Pine Mo deposits.

In addition, a historical drill hole southwest of the Lone Pine deposit, originally drilled for molybdenum in 2008 and not assayed for gold, returned 5.6 g/t gold over two metres within a vein at 215 m depth. Taken together these discoveries reinforce the widespread nature of precious metal mineralization across the Maestro Property and suggest the presence of multiple gold and silver bearing systems.

“The identification of high-grade gold veins in historical drill holes which were focused on delineation of molybdenum is further revealing the Property's mineral endowment potential and supports the view that Prodigy may represent only one component of extensive and robust precious metal mineralizing systems” said Bob Dickinson, Chairman of the Company. “The 61 Zone occupies a strategic position between the Prodigy Au-Ag discovery and the Lone Pine Mo deposit, potentially linking two important mineralized centers within a broader hydrothermal system. The Company will incorporate these results into its rapidly evolving geological model to guide future drilling and target generation.”

About Quartz Mountain

Headquartered in Vancouver, Canada, Quartz Mountain Resources Ltd. (TSXV:QZM, OTCQX: QZMRF) is a well-funded public company whose successful mine-finding management team is focused on discovering and advancing important-scale gold, silver and copper projects in BC. The Company owns 100% of the Maestro gold-silver project and 100% of the Jake porphyry copper-gold-silver project. Both projects are permitted by the BC government for drilling activities with access to infrastructure and high potential for the development of substantial resources for significant future transactions.

Quartz is associated with Hunter Dickinson Inc. (HDI), a company with over 35 years of successfully discovering, developing and transacting mineral projects in Canada and internationally. Former HDI projects in British Columbia included Mount Milligan, Kemess South and Gibraltar all of which are porphyry copper±gold deposits that are currently producing or formerly producing mines. Recently, Amarc Resources, an HDI associated company, with funding from Freeport McMoran Inc., announced the exciting discovery of the Tier One AuRORA gold-copper porphyry deposit also in British Columbia. Other well-known projects with HDI involvement include Sisson, Duke and Prosperity in Canada, Pebble and Florence in the United States, and Xietongmen in China.

Quartz is committed to the advancement of important-scale, critical and essential mining assets while following responsible mineral development principles, including a mandate to employ best-practice approaches in the engagement and involvement of local communities and meeting rigorous environmental standards.

About The Maestro Project

The Maestro Project, located in central BC, lies adjacent to Highway 16, approximately 15 km north of Houston and 45 km south of Smithers, providing year-round road access to the Project and nearby infrastructure including, rail, hydroelectricity, and natural gas. This logistical advantage, near resource supporting centres, positions the Maestro Project favourably for potential development. Covering 2,516 hectares, it has a rich exploration history dating back to 1914, primarily focusing on the Lone Pine Mo-Cu porphyry deposit and not the precious metals potential of the surrounding area.

Since acquiring the property, Quartz has conducted property-wide comprehensive geochemical and geophysical surveys, including soil and silt sampling, induced polarization geophysics, airborne magnetic surveys, hyperspectral analyses, and detailed relogging of drill core from key historical holes located across the Prodigy area. Quartz’s first ever drill test on its Maestro Property, a Phase 1, two-hole drill program at the Prodigy Zone, discovered exciting high-grade Au-Ag lodes and Ag-Au veins which are both hosted within an extensive epithermal Au-Ag system. The Au lodes and Ag veins along with the more disseminated precious metals intersected by the drill holes are all hosted within a large and earlier deposited, Mo-Cu porphyry system. Quartz’s second core hole, PR23-02, intersected 102 m grading 2.22 g/t Au and 104 g/t Ag, including 12 m grading 1.23 g/t Au and 586 g/t Ag as well as a separate interval of 36 m grading 5.73 g/t Au and 87 g/t Ag. These results indicate high potential for both bulk tonnage and underground high-grade gold and silver mineralization. Phase 2 and Phase 3 delineation-type drilling of the Prodigy discovery at Maestro was completed in August 2025, followed by the completion of Phase 4 drilling on site in April 2026. This staged drilling is outlining a unique Gold Porphyry system that is closely integrated with Epithermal Au-Ag and Porphyry Cu-Mo mineral systems. Drilling at Maestro is planned to be consistently advanced with multiple drill program stages going forward. Mineralization remains open promising significant further potential, and multiple other precious metal deposit targets exist to be considered.

About Jake

The 100% owned Jake Property is located 160 km north of Smithers in north central BC. It is accessible by helicopter and close to the Minaret airstrip and historical logging roads providing connections to mining support towns of Smithers, Fort St. James and Hazelton.

Mineralization at Jake is situated within a prominent rusty coloured gossan measuring 3.5 km long by 1.5 km wide. The combination of extensive historical and recent exploration work has outlined a very expansive altered area at Jake hosting epithermal and porphyry-style sulphide disseminations and veinlets containing Cu-Au-Ag-Zn-Mo and Re. A series of modern surface exploration programs were first completed by Quartz to build on very compelling historical data on the Property developed by legendary porphyry copper explorers, including Kennco, Canadian Superior, Cities Service, Placer Development and Teck Corp. Taken together, this comprehensive technical database defined a significant-scale porphyry Cu-Au deposit target which Quartz tested with 3,418 meters of drilling in seven holes during 2024. This drill program successfully discovered a new porphyry Cu-Au-Ag system, wide open to expansion. Upon discovery, Quartz acquired a 100% interest in mineral tenures over an entire new BC porphyry Cu-Au district surrounding the Jake Property. The next milestone towards a transaction will be delineation drilling of the new Jake discovery, currently being planned to commence after substantially advancing the Maestro Project.

Quality Assurance and Quality Control

The 2026 diamond drilling program at the Prodigy Zone comprised eight NQ-size (47.6 mm diameter) drill holes completed by Quartz Mountain Resources Ltd. Drill core was systematically logged, photographed, and sawn in half using a diamond blade. One-half of the core was retained for reference, and the remaining half was sampled and submitted for analysis.

Core samples were transported in secure containers under chain-of-custody procedures to ALS Laboratories sample preparation facilities in Kamloops or Langley, British Columbia, Canada, and subsequently forwarded to ALS’s analytical facility in North Vancouver, British Columbia, Canada. ALS Laboratories is independent of the Company, and its facilities are accredited to ISO/IEC 17025:2017 standards.

At ALS, samples were dried, crushed to 70% passing <2 mm, and a 250 g split was pulverized to better than 85% passing 75 microns. Gold analyses were performed by fire assay on 30 g sub-samples with an ICP-AES finish. Multi-element analyses, including copper (Cu), molybdenum (Mo), and silver (Ag), were conducted using a four-acid digestion followed by ICP-MS. Samples returning over-limit values for Ag, Cu, Pb, and Zn were re-analyzed using a four-acid digestion with an ICP-AES finish.

A Quality Assurance and Quality Control (QA/QC) program was implemented for the drilling program, including the insertion of certified reference materials (standards), blanks, and field duplicates (in-line replicates) into the sample stream at regular intervals. Standards and duplicates were inserted at a rate of approximately one in every 20 samples, and at least one coarse blank was inserted per drill hole. The results of the QA/QC program were reviewed by the Company’s Qualified Person, who has verified that the analytical results are within acceptable limits of accuracy and precision. No material QA/QC issues have been identified.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Farshad Shirmohammad, M.Sc., P.Geo., a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, who is not independent of Quartz Mountain Resources Ltd.

On behalf of the Board of Directors

Robert Dickinson

Chairman

For further information, please contact:

Bob Dickinson

Email: robertdickinson@hdimining.com Ph: +1 604-684-6365

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward-Looking Information.

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company's projects will obtain all required environmental and other permits, and all land use and other licenses, studies and exploration of the Company’s projects will continue to be positive, and no geological or technical problems will occur. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include variations in market prices, continuity of mineralization and exploration success, and potential environmental issues or liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories that may affect or be perceived to affect asserted aboriginal rights and title, and which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedarplus.ca and its 20F filings with the United States Securities and Exchange Commission.

Table 4

Prodigy Drill Hole Information (UTM NAD83, Zone 9)

Phase	Hole-ID	Length (m)	Easting	Northing	Elevation (m)	Azimuth (º)	Dip (º)
1	23-01	633.0	646200	6044300	844	180	-73
	23-02	812.5	646390	6044175	842	280	-70
2	25-03	759.0	646420	6044170	846	280	-70
	25-04	753.0	646425	6044200	847	280	-65
	25-05	821.5	646425	6044230	849	280	-65
	25-06*	921.0	646390	6044175	842	280	-70
3	25-07	519.0	646285	6044123	828	45	-65
	25-08	657.0	646169	6044235	830	45	-70
	25-09	528.0	646169	6044235	830	80	-65
	25-10	390.6	646150	6044268	833	45	-50
	25-11	381.0	646150	6044268	833	20	-50
	25-12	672.2	646150	6044268	833	0	-90
	25-13	737.5	646150	6044268	833	120	-75
4	26-14	448.8	646470	6044160	848	280	-70
	26-15	414.0	646521	6044229	859	90	-70
	26-16	456.0	646722	6044255	886	328	-60
	26-17	490.0	646722	6044255	886	150	-60
	26-18	636.0	646470	6044160	848	100	-50
	26-19	659.0	646150	6044268	833	270	-70
	26-20	681.3	646159	6044214	826	270	-70
	26-21	581.0	646279	6044357	857	270	-50

*Wedged hole, start depth = 240m.

References
A.

Bird, S, et al (2024) Blackwater Gold Mine, British Columbia, NI 43-101 Technical Report on 2024 Expansion Study prepared for: Artemis Gold Inc., effective date: 21 February 2024 available at https://www.artemisgoldinc.com/blackwater-project/blackwater-gold-project/technical-reports/ .

B.	The Qualified Person has been unable to verify this Resource Estimate, and this information is not necessarily indicative of mineralization on the Maestro Property.